Prenetics Reports Record Third Quarter 2025 Results; IM8 on Track for $120M ARR1 by December 2025, Fastest Supplement Brand Growth in Industry History

Total Revenue Surges 568% YoY to $23.6 million;

IM8 Monthly Revenue Hits Record US$9 million in October; Bitcoin Treasury Reaches 387 BTC (~$40M);

IM8 Projects $180 - $200M FY 2026 Revenue, $25M Monthly Revenue or $300M ARR by Year End 2026

IM8 Delivers 60% Gross Margin, 3.9 Months Payback Period, Demonstrating Strong Unit Economics

Company to Host Earnings Call Today at 8:30am ET, Releases Inaugural Quarterly Shareholder Letter

CHARLOTTE, N.C., November 10, 2025 – Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), a leading health sciences company and parent of the IM8 premium health and longevity brand, today announced third quarter 2025 financial results, highlighted by IM8's trajectory towards $120 million in annualized recurring revenue (“ARR”) in just 12 months by December 2025. This unprecedented growth positions IM8 as having the fastest growth trajectory ever recorded in the global supplements industry, outpacing several leading AI startups.

The record-breaking performance comes on the heels of Prenetics' successful $44 million equity offering completed in October 2025, which attracted high-quality strategic investors including Kraken, Exodus (NYSE: EXOD), XtalPi (2228.HK), DL Holdings (1709.HK), Jihan Wu's GPTX, and World No. 1 tennis champion Aryna Sabalenka, positioning the Company for accelerated global expansion.

IM8: Redefining Industry Growth Standards with Global Reach

IM8's extraordinary trajectory reached new heights in October 2025, delivering approximately $9.0 million in monthly revenue – representing 36% month-over-month growth from September's $6.6 million. With this momentum, IM8 is on track to achieve $10 million in monthly revenue by December 2025, translating to a $120 million ARR run rate in just 12 months from launch.

The brand has achieved truly global scale with 420,000+ customer purchases across 31 countries worldwide. International markets now represent 56.5% of IM8’s revenue, with the top five markets being:

1.United States (43.5% of revenue)
2.Canada
3.United Kingdom
4.Australia
5.Singapore

In line with our growth trajectory, we are introducing key performance indicators to track and communicate our performance more effectively.

1 “ARR” refers to annualized recurring revenue, which is is a non-IFRS financial measure calculated by multiplying the monthly revenue from a given month by 12. Refer to “Unaudited Non-IFRS Financial Measures” for more details regarding the Company’s use of this non-IFRS financial measure.

IM8 - Key Performance Indicators (Q3 2025 vs Q2 2025, unless otherwise indicated)

Metric	Q3 2025	Q2 2025	Growth
Monthly Revenue (End of Period)	$6.6 million	$4.5 million	+47%
Quarterly Revenue	$17.2 million	$9.8 million	+76%
Total Customer Orders	160,000+	90,000+	+78%
Total Servings Delivered	4.8 million+	2.7 million+	+78%
New Customer Average Order Value	$150 (October)	$110	+36%
New Customer Subscription Rate	~80%	~80%	Maintained
Gross Margin	~60%	~52%	+8%
Payback Period	3.9 Months	N/A	N/A
Countries Served	41 (from November)	31	+10 countries

Danny Yeung, Chief Executive Officer and Co-Founder, commented: "After three full quarters of IM8 data, I have never been more confident in our trajectory. The growth has been nothing short of phenomenal – from $581,000 in monthly revenue at launch to $10 million by December, representing a 1,600%+ increase in just 12 months. Every key metric reinforces this momentum: 36% month-over-month growth, ~80% subscription rates, $150 average order value, ~60% gross margin, and a remarkable 3.9-month customer payback period that demonstrates the exceptional unit economics of our premium health and longevity platform.

Break-even and profitability is clearly in sight. Our adjusted EBITDA loss has dramatically improved from $(4.5) million in Q1 20252, to $(4.1) million in Q2 2025, and now to just $(2.1) million in Q3 2025. This trend proves we could be profitable if we wanted to, but given the immense global opportunity we have, we will look to strategically scale even more aggressively.

Our balance sheet has never been stronger. With approximately $120 million in total liquidity, zero debt, and the recent $44 million funding round from high-caliber investors, we have the financial foundation to aggressively scale this extraordinary trajectory without dilutive capital needs. This financial strength allows us to double down on growth, knowing our unit economics are proven.

With our momentum and growth levers, $300 million ARR by year-end 2026 is in sight. We believe we can be the next Hims & Hers because we are following a similar direct-to-consumer playbook with strong unit economics, premium positioning, and subscription-based recurring revenue.

Combined with our Bitcoin treasury providing strategic optionality, we are positioning shareholders to benefit from two of the most transformative secular trends of our time. The next 12 months will demonstrate why Prenetics represents a generational investment opportunity.

For a deeper dive into our vision and strategy, I encourage investors to read my first-ever shareholder letter here.”

2 Adjusted EBITDA loss in Q1 2025 as presented in this press release has been restated to reflect adjusted EBITDA loss from continuing operations, normalized to exclude ACT Genomics. Refer to the section titled “Basis of Presentation” for further details on the divestment of ACT Genomics and related IFRS Accounting Standards.

Third Quarter 2025 Financial Performance Highlights:3
•Revenue of $23.6 million in the third quarter of 2025, an increase of 567.7% as compared to the third quarter of 2024.
•Gross profit of $14.0 million in the third quarter of 2025, an increase of 631.2% as compared to the third quarter of 2024.
•Adjusted EBITDA4 loss of $(2.1) million in the third quarter of 2025, a decrease of 49.6% as compared to adjusted EBITDA loss of $(4.3) million in the third quarter of 2024, a decrease of 49.6% as compared to adjusted EBITDA loss of $(4.1) million in the second quarter of 2025 and a decrease of 54.0% as compared to adjusted EBITDA loss of $(4.5) million in the first quarter of 2025.
•Loss of $(6.8) million in the third quarter of 2025, an improvement of 31.2% as compared to the third quarter of 2024.
•Adjusted current assets5 were $84.6 million, including $59.6 million of adjusted cash6 as of September 30, 2025. As of September 30, 2025, the Company held 248.42 Bitcoin7 with a value of $28.3 million and remained debt-free.
•As of October 31, 2025, the Company’s cash and cash escrow balance increased to $82 million and Bitcoin holdings increased to 377.42 Bitcoin valued at $41.3 million. The increase is primarily a result of $44 million fundraising, completed in October 2025.

Third Quarter 2025 Revenue by Business Unit:
•IM8: $17.2 million (increase of 76% over Q2 2025)
•Europa: $4.0 million
•CircleDNA: $2.4 million
•Total: $23.6 million

Nine Months Ended September 30, 2025 Financial Performance Highlights:
•Revenue of $55.8 million in the nine months ended September 30, 2025, an increase of 495.6% as compared to the nine months ended September 30, 2024.
•Gross profit of $27.2 million in the nine months ended September 30, 2025, an increase of 296.3% as compared to the nine months ended September 30, 2024.
•Adjusted EBITDA loss of $(10.7) million in the nine months ended September 30, 2025, an increase of 4.9% as compared to the nine months ended September 30, 2024.
•Loss of $(26.6) million in the nine months ended September 30, 2025, an increase of 6.0% as compared to the nine months ended September 30, 2024.

Nine Months Ended September 30, 2025 Revenue by Business Unit:
•IM8: $32.7 million
•Europa: $16.0 million
•CircleDNA: $7.1 million
•Total: $55.8 million

3 Unless otherwise specified, financial figures in this press release denotes results from continuing operations, which excludes our divested ACT Genomics. Refer to the section titled “Basis of Presentation” for further details on the divestment of ACT Genomics and related IFRS Accounting Standards.
4 Adjusted EBITDA is a non-IFRS financial measure defined as loss for the period excluding (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax (credit)/expense, (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) non-recurring expenses related to acquisition, disposal and fundraising, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss on warrant liabilities, (12) share of loss of equity-accounted investees, net of tax, and (13) loss from discontinued operation, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items. Refer to “Reconciliation of loss for the period under IFRS and adjusted EBITDA (Non-IFRS)” for a reconciliation of adjusted EBITDA to loss for the period, the most comparable IFRS financial measure.
5 Adjusted current assets is a non-IFRS financial measure and represents current assets of $38.3 million as of September 30, 2025, including estimated proceeds from the divestment of ACT Genomics in the form of $46.3 million to be settled in cash, cash and cash equivalents totaling $13.3 million, financial assets at fair value through profit or loss of $10.5 million, and trade receivables of $1.8 million, amongst other accounting line items under current assets as of September 30, 2025. Refer to “Reconciliation of current assets under IFRS and adjusted current assets (Non-IFRS)” for a reconciliation of adjusted current assets to current assets, the most comparable IFRS financial measure.
6 Adjusted cash is a non-IFRS financial measure and represents estimated proceeds from the divestment of ACT Genomics in the form of $46.3 million to be settled in cash, and cash and cash equivalents totaling $13.3 million as of September 30, 2025. Refer to “Unaudited Non-IFRS Financial Measures” for more details regarding the Company’s use of this non-IFRS financial measure.
7 Bitcoin is classified as a non-current intangible asset under IFRS Accounting Standards. Bitcoin holdings value is as of September 30, 2025.

Liquidity

With approximately $120 million in total liquidity, including approximately $82 million in cash and cash escrow, and 387 BTC (valued at approximately $41 million), Prenetics maintains a debt-free balance sheet that provides substantial runway for continued growth and strategic Bitcoin accumulation. This strong financial foundation, enhanced by the recent equity offering, positions the Company to capitalize on IM8's momentum without dilutive capital needs.

Bitcoin Treasury Strategy

As part of its pioneering dual-engine strategy, Prenetics has expanded its Bitcoin treasury to 387 BTC valued at approximately $41 million. Prenetics continues to execute its disciplined “1 BTC per day” accumulation strategy, reinforcing its long-term conviction in Bitcoin as a strategic treasury asset. This positions Prenetics as the only NASDAQ-listed consumer healthcare company to integrate Bitcoin as a strategic treasury asset, providing shareholders exposure to both the explosive growth in the wellness market and the digital asset transformation.

The Company's Bitcoin accumulation strategy, as detailed in CEO Danny Yeung's comprehensive manifesto "The Dual Engine Revolution," represents a disciplined approach to building long-term shareholder value through diversified asset holdings. The manifesto can be found here and the Company’s real-time Bitcoin holdings can be found here at https://prenetics.com/btc.

Strategic Portfolio Optimization

Prenetics has initiated a comprehensive strategic review of non-core assets, including Europa Sports Partners, CircleDNA, and Insighta, as part of its focused capital allocation strategy. The Company expects to make an announcement regarding Europa Sports Partners in the coming weeks, reflecting the advanced stage of discussions for this asset. This proactive approach aims to unlock shareholder value by concentrating resources on IM8, the Company's highest-growth and highest-margin business unit.

The strategic review reflects Prenetics' commitment to operational excellence and capital efficiency following the successful $72 million divestiture of ACT Genomics. These initiatives position the Company to maximize returns on its core health and longevity platform while maintaining financial flexibility for strategic opportunities.

Financial Outlook

Prenetics reaffirms its full-year 2025 revenue guidance of $90 to $100 million (full-year 2025 revenue for IM8 expected to be $60 million).

The Company provides Q4 2025 revenue guidance for IM8 of $28 million, which is expected to result in a 63% quarter-over-quarter increase as compared to Q3 2025.

The Company reaffirms IM8 revenue is expected to be between $180 to $200 million for full-year 2026, which would translate to approximately $25 million in monthly revenue or $300 million ARR by the end of 2026. This growth will be driven by continued international expansion, new product innovations, and enhanced marketing initiatives across multiple sports and wellness verticals.

Q3 2025 Earnings Conference Call

The Company will hold its first ever earnings conference call today at 8:30 a.m. Eastern Time to discuss its financial results in further detail. The call will conclude with a Q&A session with analysts.

Date:	Monday, November 10, 2025
Time:	8:30 a.m. Eastern Time
Dial-in:	1-844-425-9470
International Dial-in:	201-298-0878
Webcast	PRE Conference Call

An audio replay of the webcast will be available on the Company’s investor relations website at https://ir.prenetics.com/.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8 — its flagship consumer brand co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka. IM8 has achieved the fastest growth trajectory in supplement industry history, reaching $108 million in ARR within 11 months of launch, outpacing even leading AI startups.

As the first consumer health company to establish a Bitcoin treasury, Prenetics continues to pioneer at the intersection of health innovation and digital assets, purchasing 1 Bitcoin per day, now totaling 387 BTC.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance (including revenue ranges and breakdown timing) reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: future alpha-generating activities involving the Company’s Bitcoin holdings could expose it to additional risks; the Company’s purchase of Bitcoin subjects it to risks related to extreme volatility and speculative nature of Bitcoin; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation
Figures for prior periods have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In June 2025, the Group determined that ACT Genomics Holdings Company Limited met the criteria to be classified as held for sale and a discontinued operation, following the signing of a definitive sale and purchase agreement with Delta Electronics, Inc. Under IFRS 5, the results of ACT Genomics are presented separately from the Group’s continuing operations (comprising IM8, CircleDNA and Europa), and comparative figures have been restated accordingly. The divestment was completed on October 1, 2025, with ACT Genomics now fully excluded from Prenetics’ continuing results.

Unaudited non-IFRS financial measures have been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Unaudited Non-IFRS Financial Measures
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing the following non-IFRS measures: annualized recurring revenue, adjusted EBITDA, adjusted current assets, adjusted cash and revenue by business unit. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax (credit)/expense, (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) non-recurring expenses related to acquisition, disposal and fundraising, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss on warrant liabilities, (12) share of loss of equity-accounted investees, net of tax, and (13) loss from discontinued operation, net of tax — items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss for the period under IFRS and adjusted EBITDA loss (Non-IFRS)” and “Reconciliation of current assets under IFRS and adjusted current assets (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(All amounts in thousands of U.S. dollars (“$”))

	September 30,	June 30,	December 31,
	2025	2025	2024

Assets
Property, plant and equipment	$2,212	$2,744	$3,780
Intangible assets	170	273	488
Cryptocurrency assets	28,334	20,285	—
Goodwill	8,194	8,194	8,194
Interests in equity-accounted investees	66,265	66,693	67,396
Financial assets at fair value through profit or loss	1,103	1,103	1,103
Other non-current assets	452	449	451
Non-current assets	106,730	99,741	81,412
Deferred expenses	—	—	3,549
Inventories	5,341	4,297	4,736
Trade receivables	1,787	1,845	1,372
Deposits, prepayments and other receivables	7,418	8,151	7,488
Amount due from a disposal group	—	2,012	2,630
Amount due from a related company	4	21	3
Financial assets at fair value through profit or loss	10,462	10,462	10,562
Cash and cash equivalents	13,264	17,249	45,406
Current assets	38,276	44,037	75,746
Assets classified as held for sale	51,501	55,328	59,044
Total assets	$196,507	$199,106	$216,202
Liabilities
Deferred tax liabilities	$5	$5	$25
Warrant liabilities	779	875	175
Lease liabilities	679	1,048	1,760
Other non-current liabilities	230	228	230
Non-current liabilities	1,693	2,156	2,190
Trade payables	5,920	4,958	2,007
Accrued expenses and other current liabilities	10,727	8,692	7,099
Contract liabilities	7,205	6,623	6,475
Lease liabilities	1,426	1,526	1,691
Tax payable	—	13	13
Current liabilities	25,278	21,812	17,285
Liabilities associated with assets classified as held for sale	8,334	24,246	25,370
Total liabilities	35,305	48,214	44,845
Equity
Share capital	21	20	19
Reserves	118,104	119,880	137,754
Amounts recognized in other comprehensive income and accumulated in equity relating to assets classified as held for sale	43,167	31,082	33,673
Total equity attributable to equity shareholders of the Company	161,292	150,982	171,446
Non-controlling interests	(90)	(90)	(89)
Total equity	161,202	150,892	171,357
Total equity and liabilities	$196,507	$199,106	$216,202

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Nine Months Ended
	September 30,	September 30,
	2025	2024
		(Restated)
Continuing operations
Revenue	$55,832	$9,374
Direct costs	(28,630)	(2,509)
Gross profit	27,202	6,865
Other income and other net gain	402	930
Selling and distribution expenses[6]	(19,449)	(3,837)
Research and development expenses[6]	(4,389)	(6,943)
Administrative and other operating expenses[6]	(28,357)	(21,005)
Loss from operations	(24,591)	(23,990)
Fair value loss on financial assets at fair value through profit or loss	(100)	(141)
Fair value (loss)/gain on warrant liabilities	(604)	18
Share of loss of equity-accounted investees	(1,064)	(1,049)
Other finance costs	(196)	(82)
Loss before taxation	(26,555)	(25,244)
Income tax credit	4	199
Loss from continuing operations	(26,551)	(25,045)
Discontinued operation
Loss from discontinued operation, net of tax[7]	(5,884)	(7,219)
Loss for the period	(32,435)	(32,264)
Other comprehensive (expense)/income for the period
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income of equity-accounted investees	(66)	—
Gain on revaluation of intangible assets	1,351	—
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	388	(296)
Total comprehensive expense for the period	$(30,762)	$(32,560)
Loss attributable to:
Equity shareholders of Prenetics	$(30,208)	$(29,962)
Non-controlling interests	(2,227)	(2,302)
	$(32,435)	$(32,264)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(28,567)	$(30,178)
Non-controlling interests	(2,195)	(2,382)
	$(30,762)	$(32,560)
Loss per share:
Basic	(2.26)	(2.42)
Diluted	(2.26)	(2.42)
Loss per share - Continuing operations:
Basic	(1.90)	(2.02)
Diluted	(1.90)	(2.02)
Weighted average number of common shares:
Basic	13,385,463	12,388,243
Diluted	13,385,463	12,388,243

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Three Months Ended
	September 30,	June 30,	September 30,
	2025	2025	2024
			(Restated)
Continuing operations
Revenue	$23,555	$17,680	$3,528
Direct costs	(9,531)	(10,391)	(1,610)
Gross profit	14,024	7,289	1,918
Other income and other net gain	395	(196)	(171)
Selling and distribution expenses[6]	(9,859)	(5,457)	(1,086)
Research and development expenses[6]	(1,170)	(1,212)	(2,143)
Administrative and other operating expenses[6]	(9,554)	(10,489)	(8,035)
Loss from operations	(6,164)	(10,065)	(9,517)
Fair value loss on financial assets at fair value through profit or loss	—	(100)	—
Fair value gain/(loss) on warrant liabilities	96	(637)	105
Share of loss of equity-accounted investees	(656)	(87)	(379)
Other finance costs	(55)	(65)	(63)
Loss before taxation	(6,779)	(10,954)	(9,854)
Income tax (expense)/credit	(9)	33	(9)
Loss from continuing operations	(6,788)	(10,921)	(9,863)
Discontinued operation
Loss from discontinued operation, net of tax[7]	(1,905)	(1,806)	(2,204)
Loss for the period	(8,693)	(12,727)	(12,067)
Other comprehensive (expense)/income for the period
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income/(expense) of equity-accounted investees	228	(258)	—
Gain on revaluation of intangible assets	1,066	285	—
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	(9)	294	474
Total comprehensive expense for the period	$(7,408)	$(12,406)	$(11,593)
Loss attributable to:
Equity shareholders of Prenetics	$(7,408)	$(12,410)	$(10,672)
Non-controlling interests	(1,285)	(317)	(1,395)
	$(8,693)	$(12,727)	$(12,067)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(6,144)	$(12,180)	$(10,252)
Non-controlling interests	(1,264)	(226)	(1,341)
	$(7,408)	$(12,406)	$(11,593)
Loss per share:
Basic	$(0.53)	$(0.94)	$(0.84)
Diluted	(0.53)	(0.94)	(0.84)
Loss per share - Continuing operations:
Basic	(0.41)	(0.82)	(0.78)
Diluted	(0.41)	(0.82)	(0.78)
Weighted average number of common shares:
Basic	13,895,394	13,247,315	12,722,810
Diluted	13,895,394	13,247,315	12,722,810

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Reconciliation of loss for the period under IFRS and adjusted EBITDA (Non-IFRS)

	Nine Months Ended
	September 30,	September 30,
	2025	2024
		(Restated)
Loss for the period under IFRS	$(32,436)	$(32,264)
Depreciation and amortization	1,848	1,812
Interest income	(833)	(1,441)
Other finance costs	196	82
Income tax credit	(4)	(199)
EBITDA under IFRS	(31,229)	(32,010)
Amortization of deferred expenses	3,549	6,195
Equity-settled share-based payment expenses	5,054	4,665
Non-recurring expenses related to acquisition, disposal and fundraising	3,587	1,824
Strategic realignment and discontinued products impact	11	163
Exchange gain or loss, net	638	539
Fair value loss on financial assets at fair value through profit or loss	100	141
Fair value loss/(gain) on warrant liabilities	604	(18)
Share of loss of equity-accounted investees, net of tax	1,064	1,049
Loss from discontinued operation, net of tax	5,884	7,219
Adjusted EBITDA (Non-IFRS)	$(10,738)	$(10,233)

	Three Months Ended
	September 30,	June 30,	September 30,
	2025	2025	2024
			(Restated)
Loss for the period under IFRS	$(8,693)	$(12,727)	$(12,067)
Depreciation and amortization	599	617	501
Interest income	(102)	(309)	(394)
Other finance costs	55	65	63
Income tax (credit)/expense	9	(33)	9
EBITDA under IFRS	(8,132)	(12,387)	(11,888)
Amortization of deferred expenses	—	1,492	2,062
Equity-settled share-based payment expenses	2,000	1,887	1,346
Non-recurring expenses related to acquisition, disposal and fundraising	1,788	1,674	1,026
Strategic realignment and discontinued products impact	—	8	125
Exchange gain or loss, net	(204)	564	572
Fair value loss on financial assets at fair value through profit or loss	—	100	—
Fair value (gain)/loss on warrant liabilities	(96)	637	(105)
Share of loss of equity-accounted investees, net of tax	656	87	379
Loss from discontinued operation, net of tax	1,905	1,806	2,204
Adjusted EBITDA (Non-IFRS)	$(2,083)	$(4,132)	$(4,279)

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Revenue by business unit from continuing operations (Non-IFRS)

	Nine Months Ended
	September 30,	September 30,
	2025	2024
		(Restated)
Continuing operations
CircleDNA	$7,105	$7,708
IM8	32,701	—
Europa	16,026	1,666
	$55,832	$9,374

	Three Months Ended
	September 30,	June 30,	September 30,
	2025	2025	2024
			(Restated)
Continuing operations
CircleDNA	$2,353	$2,210	$1,862
IM8	17,214	9,754	—
Europa	3,988	5,716	1,666
	$23,555	$17,680	$3,528

Note: Revenue by business unit is a non-IFRS financial measure and is presented to provide additional insight into the performance of Prenetics’ continuing operations. Business unit is not defined under IFRS, may differ from similarly titled measure used by other companies, and should not be considered substitutes for IFRS financial information.

Reconciliation of current assets under IFRS and adjusted current assets (Non-IFRS)

	September 30,	December 31,
	2025	2024

Current assets under IFRS	$38,276	$75,747
Estimated cash proceeds from the divestment of ACT Genomics	46,305	—
Adjusted current assets (Non-IFRS)	$84,581	$75,747

—————————————————————————
6 Includes equity-settled share-based payment expenses from continuing operations as follows:

	Nine Months Ended
	September 30,	September 30,
	2025	2024
		(Restated)
Continuing operations
Selling and distribution expenses	$2	$4
Research and development expenses	1,167	2,256
Administrative and other operating expenses	2,560	2,168
Total employee equity-settled share-based payment expenses	$3,729	$4,428

	Three Months Ended
	September 30,	June 30,	September 30,
	2025	2025	2024
			(Restated)
Continuing operations
Selling and distribution expenses	$—	$1	$4
Research and development expenses	589	111	690
Administrative and other operating expenses	1,135	968	462
Total employee equity-settled share-based payment expenses	$1,724	$1,080	$1,156

7 ACT Genomics Holdings Company Limited (“ACT Genomics”) are classified as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income.